Quoin Capital, LLC

Financial Statements and Supplementary Information
Required by the
Securities and Exchange Commission
Pursuant to Rule 17A-5

For the Year Ended December 31, 2017
(With the Report of Independent Registered Public Accounting Firm Thereon)

QUOIN CAPITAL, LLC.
Table of Contents
For the Year Ended December 31, 2017

CONTENTS

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66980

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/17 AND ENDING 12/31/17
MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: QUOIN CAPITAL, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1515 Market Street Suite 1808
(No. and Street)

Philadelphia	Pennsylvania	19002
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Maceo N. Davis (215) 564-1222
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RW Group LLC
(Name – if individual, state last, first, middle name)

400 Old Forge Lane Suite 401	Kennett Square	PA	19348
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Maceo N. Davis_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of __Quoin Capital LLC_____, as of _December 31_, _2017_, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____NONE_____

_____

_____

Signature

Title PRESIDENT

Notary Public
COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
Dana Jaffe
Philadelphia City, Philadelphia County
My Commission Expires 04/21/2020

This report** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows.
- [X] (e) Statement of Changes in Stockholders' Equity or partners' or Sole Proprietor's Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Report of Independent Registered Public Accounting Firm on Management's Exception Report.

**For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
of Quoin Capital, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Quoin Capital, LLC as of December 31, 2017, and the related statements of income, changes in members equity, changes to liabilities subordinated to claims of general creditors, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Quoin Capital, LLC as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Quoin Capital, LLC's management. Our responsibility is to express an opinion on Quoin Capital, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Quoin Capital, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

400 Old Forge Lane
Suite 401
Kennett Square, PA 19348-1914

PrimeGlobal
An Association of
Independent Accounting Firms

Phone: 610-713-8208
Fax: 610-807-0370
www.rwgroupllc.com

Supplemental Information

The computation of net capital and aggregate indebtedness under rule 15c3-1 has been subjected to audit procedures performed in conjunction with the audit of Quoin Capital, LLC's financial statements. The supplemental information is the responsibility of Quoin Capital, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the computation of net capital and aggregate indebtedness under rule 15c3-1 is fairly stated, in all material respects, in relation to the financial statements as a whole.

RW Group, LLC

We have served as Quoin Capital, LLC's auditor since 2015.

Kennett Square, Pennsylvania
February 27, 2018

QUOIN CAPITAL, LLC
Statement of Financial Condition
December 31, 2017

ASSETS

Current Assets

Cash and cash equivalents	$	439,929
Marketable securities		154,672
Other current assets		35,777
Total current assets	$	630,378

Furniture and equipment

Furniture and equipment, at cost, Less Accumulated depreciation, of $16,348	-
Net furniture and equipment	-
Total Assets	$ 630,378

LIABILITIES

Current Liabilities

Commission payable	$	17,513
Accrued expenses		53,442
Accounts payable		3,928
Total current liabilities		74,883

Long Term Liabilities

Subordinated Loans	$	75,000
Total long term liabilities		75,000

Members' equity   480,495

Total liabilities and members' equity	$ 630,378

The accompanying notes are an integral part of these financial statements

QUOIN CAPITAL, LLC
Statement of Income
For the Year Ended December 31, 2017

Revenues

Trading income	$	272,629
Commissions		32,537
Underwriting		132,733
Fee income		16,303
Interest income		332
Unrealized gain on securities		37,608
Total Income	$	492,142

Expenses

Commission expense	225,215
Clearing charges	46,138
Officer compensation	31,644
Computers and technology	34,321
Regulatory and licensing	13,542
Interest expense	1,799
Occupancy expense	16,439
Other operating expenses	9,456
Travel and entertainment	14,334
Trading execution charges	1,997
Membership dues and subscriptions	11,585
Professional fees	26,875
Continuing Education	794
Consulting fees	9,716
Communication expense	4,639
Taxes	2,015
Office supplies	2,367
Marketing	4,354
Total Expenses	457,230

Net Income (Loss)	$	34,912

The accompanying notes are an integral part of these financial statements

QUOIN CAPTAL, LLC
Statement of Changes in Members' Equity (Deficit)
For the Year Ended December 31, 2017

Members units

Units outstanding, January 1, 2017	1,304
Units outstanding, December 31, 2017	1,304
Balance, at cost, Beginning and End of Year	$ 353,886

Retained earnings (deficit)

Balance, January 1, 2017	$ 125,446
Net income	34,912
Distribution	(33,749)
Balance, December 31, 2017	126,609

Total members' equity	$ 480,495

The accompanying notes are an integral part of these financial statements.

QUOIN CAPTAL, LLC
Statement of Changes in Liabilities Subordinated to Claims
Of General Creditors
For the Year Ended December 31, 2017

Subordinated borrowings at January 1, 2017	$	75,000
Changes in Subordinated borrowing – No changes		
Subordinated borrowings at December 31, 2017	$	75,000

The accompanying notes are an integral part of these financial statements.

Quoin Capital, LLC
Statement of Cash Flows
For the Year Ended December 31, 2017

Cash flows from (used by) operating activities		
Net income	$	34,912
Adjustments to reconcile change in net assets to net cash		
provided by operating activities:		
Change in assets and liabilities:		
Increase in marketable securities		(37,608)
Increase in other current assets		(11,301)
Increase in accounts payable		1,109
Decrease in commission payable		(115,168)
Increase in accrued expenses		1,799
Net cash (used) provided by operating activities		(126,257)
Cash flows from (used by) investing activities		
Net cash by used in investing activities		0
Cash flows from (used by) financing activities		
Distributions to members		(33,749)
Net cash used in financing activities		(33,749)
Net decrease in cash		(160,006)
Cash:		
Cash and cash equivalents – January 1, 2017		599,935
Cash and cash equivalents – December 31, 2017	$	439,929

Supplemental cash flow disclosures:

Interest paid	$	1,799

The accompanying notes are an integral part of these financial statements.

1.   NATURE OF THE ORGANIZATION

Quoin Capital, LLC, A Delaware limited liability company, established on August 24, 2004. The company is a registered broker-dealer in securities under the Securities Exchange Act of 1934 with the Financial Industry Regulatory Authority ("FINRA") and the Municipal Securities Rulemaking Boards and sells investments. Pursuant to its NASD membership agreement, which became effective November 17, 2005, the Company does not hold customer funds or securities and clears all securities transactions on a fully disclosed basis through its clearing agent.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

B. ALLOWANCE FOR DOUBTFUL ACCOUNTS

The Company considers accounts receivable to be fully collectible; accordingly, no allowance for uncollectible accounts has been provided. If amounts become uncollectible, they will be charged to operations when that determination is made. Bad debt expense was $0 for the year ended December 31, 2017.

C. FURNITURE AND EQUIPMENT

Furniture and equipment are stated at cost. Expenditures for maintenance and repairs are charged against operations. Renewals and betterments that materially extend the life of assets are capitalized.

Depreciation of furniture and equipment is provided using the straight-line method over the estimated useful lives of the assets as follows:

Furniture	7 years
Office and Computer Equipment	5 years

Depreciation commences the month following month of purchase. When properties are retired or sold, the asset values and related reserves are eliminated from the accounts and any resultant gain or loss is included in earnings.

D. CASH and CASH EQUIVALENTS

The Company considers all highly liquid investments with original maturity of three (3) months or less as cash.

E. INCOME TAXES

The Company has elected to be treated as a partnership for federal and state income tax purposes. Under those provisions, the Company does not pay federal or state income taxes. Instead, the members are liable for individual federal and state income taxes on their share of the Company's taxable income.

F. ACCOUNTING FOR UNCERTAINITY IN INCOME TAXES

The Management recognizes the effect of income tax positions only when they are more likely than not to be sustained. Management has determined that the partnership had no uncertain tax positions that require financial statement recognition or disclosure. The partnership is no longer subject to income tax examinations by U.S. Federal, State or local authorities for years prior to 2013, which is the standard statute of limitations look-back period.

3. FURNITURE, EQUIPMENT AND DEPRECIATION

Furniture, equipment and the related accumulated depreciation at December 31, 2017 consists of the following:

Furniture	$	11,406
Computer and office equipment		4,942
Total		16,348
Accumulated depreciation		(16,348)
Net Furniture and Equipment	$	-

4. OPERATING LEASE COMMITMENTS

The Company has entered into leasing arrangements for office space, which expires May 31, 2018. As of December 31, 2017 the remaining future minimum lease payments are as follows:

December 31, 2018	$ 5,771

Rent expense incurred for the year ended December 31, 2017 was $16,439.

5. CONTINGENCIES

In the normal course of business there can be various claims against the Company. In the opinion of the company's management, the amount of such losses that might result from these claims, if any, would not materially affect the company's financial position.

6.   NET CAPITAL REQUIREMENTS

The Company is subject to the net capital requirements of the Financial Industry Regulatory Authority ("FINRA") and the Uniform Net Capital requirements of the Security Exchange Commission (SEC) under Rule 15c3-1 which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as described shall not exceed 15 to 1. Pursuant to "FINRA" Rules, the Company is required to maintain minimum net capital of either $100,000 or 6 2/3% of aggregate indebtedness, whichever is greater. At December 31, 2017 the Company had a net capital of approximately $470,413 which was $370,413 in excess of the $100,000 required to be maintained at that date. The Company's net capital ratio was .16 to 1.

7.   SUBSEQUENT EVENT

Management has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through February 28, 2018, which is the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

8.   SUBORDINATED NOTES

The borrowing under subordination agreement at December 31, 2017, is listed as follows:

Subordinated notes, 1 ½%, due July 8, 2019.	$ 75,000
Total	$ 75,000

This borrowing had a maturity date of May 30, 2017 which was extended during the year to July 8, 2019.

The subordinated borrowing is with related parties and is available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. Total interest accrued on the borrowing is $53,442, and is presented as accrued expenses on the Statement of Financial Position.

9.   CONCENTRATION OF CREDIT RISK

The Company maintains cash accounts, which, at times may exceed federally insured limit of $250,000. The Company has not experienced any losses from maintaining cash accounts in excess of federally insured limits and management believes that it is not exposed to any significant credit risks on its cash accounts.

Supplementary Information

QUOIN CAPITAL, LLC
Schedule I
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2017

COMPUTATION OF NET CAPITAL

Total stockholder's equity qualified for net capital	$ 480,495
Add:	
A. Subordinated borrowings allowable in computation Of net capital	75,000
Total capital and allowable subordinated liabilities	555,495
Deductions and/or charges Non-allowable assets:	
SDN asset in excess of subordinated loan	26,105
Draws against commission	27,672
Other assets	8,105
Total deductions/and or charges	61,882
Net capital before haircuts on securities positions	493,613
Haircuts on securities A. Trading securities	(23,200)
Total haircuts on securities	(23,200)
Net capital	$ 470,413

AGGREGATED INDEBTEDNESS

Items included in statement of financial condition: Accounts payable, accrued and other liabilities	$ 74,883

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total Aggregate indebtedness)	$ 4,992
Minimum dollar net capital requirement of Reporting broker or dealer	$ 100,000
Net capital requirement (greater of above two Minimum requirement amounts)	$ 100,000

QUOIN CAPITAL, LLC
Schedule I (continued)
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2017

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT (continued)

Net capital in excess of required minimum	$ 370,413
Ratio: Aggregate indebtedness to net capital	.16 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

The following serves to reconcile differences in the computation of net capital under Rule 15c3-1 from the Company's computation..

Net capital as reported in the Company's Part II (unaudited) Focus report	$ 470,413
No adjustments	-0-
Net capital per above	$ 470,413

QUOIN CAPITAL, LLC
Schedule II
Computation for Determination of Reserve Requirements Under
Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2017

The Company is exempt under Rule 15c3-3(k) (2) (ii) from preparing the computation for Determination of reserve requirements pursuant to Rule 15c3-3.

Report of Independent Registered Public Accounting Firm

On Management's Exemption Report

Required By SEC Rule 17a-5

For the Year Ended
December 31, 2017

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
of Quoin Capital, LLC

We have reviewed management's statements, included in the accompanying Exemption Report Rule 17a-5(d)(4), in which (1) Quoin Capital, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Quoin Capital, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) (the "exemption provisions") and (2) Quoin Capital, LLC stated that Quoin Capital, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Quoin Capital, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Quoin Capital, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

RW Group, LLC

Kennett Square, Pennsylvania
February 27, 2018

400 Old Forge Lane
Suite 401
Kennett Square, PA 19348-1914

PrimeGlobal
An Association of
Independent Accounting Firms

Phone: 610-713-8208
Fax: 610-807-0370
www.rwgroupllc.com



20 February 2018

Exemption Report

Quoin Capital, LLC. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k)(2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k)(2)(ii) throughout the period January 1, 2017 to December 31, 2017 without exception.

Quoin Capital, LLC,
I, Maceo N. Davis, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _____
President

Quoin Capital LLC Member FINRA, MSRB and SPIC

p: 215-564 1222 f: 215-564 1799 e: mdavis@quoincapital.com a: 1515 Market St., Ste 1808, Phila., PA 19102